UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DECISIONPOINT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-245695	37-1644635
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8697 Research Drive, Irvine, CA 92618-4204

(Address of principal executive offices) (Zip code)

(949) 465-0065

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name on Each Exchange on Which Registered

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “small reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐
Accelerated filer ☐	Smaller reporting company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2020, the aggregate market value of the registrant’s Common Stock held by non-affiliates of the registrant was $11,100,912.

The number of shares outstanding of the registrant’s Common Stock, $0.001 par value, was 13,576,223 as of March 31, 2021.

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EXPLANATORY NOTE

On January 28, 2021, the United States Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-1, as amended (the “Registration Statement”), of DecisionPoint Systems, Inc. A detailed description of such offering is included in the Registration Statement.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended (“Rule 15d-2”), provides generally that if a company’s registration statement filed under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which such registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of such registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of DecisionPoint Systems, Inc. for the fiscal year ended December 31, 2020; therefore, as required by Rule 15d-2, DecisionPoint Systems, Inc. is hereby filing its certified financial statements for the fiscal year ended December 31, 2020 with the SEC under cover of the facing page of an annual report on Form 10-K.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

DecisionPoint Systems, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of DecisionPoint Systems, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Critical Audit Matter Description

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company may enter into contracts to sell their products and services that contain non-standard terms and conditions and multiple performance obligations. For such contracts, significant interpretation may be required to determine the appropriate accounting, including the identification of all performance obligations, determination of when performance obligations are distinct and when they should be combined, allocation of the transaction price among performance obligations in the arrangement, the timing of the transfer of control of promised goods or services, and agent versus principal considerations.

Our assessment of management’s evaluation of the appropriate accounting for revenue recognition is significant to our audit because the revenue amounts are material to the consolidated financial statements, management’s assessment process involves significant judgment, and the application of U.S. generally accepted accounting principles in this area is complex.

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How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company’s revenue recognition for customer contracts included the following:

●	We evaluated management’s significant accounting policies related to revenue from contracts with customers for reasonableness and compliance with U.S. generally accepted accounting principles.

●	We tested management’s identification of performance obligations and its assessment of whether or not the performance obligations are distinct.

●	We evaluated the reasonableness of management’s estimate of stand-alone selling prices for products and services and the allocation of the transaction price among the identified performance obligations.

●	We tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the consolidated financial statements.

●	We evaluated management’s analysis of whether the Company is a principal (gross reporting of revenues) or an agent (net reporting of revenues) in its revenue transactions.

●	We selected a sample of revenue transactions for each of the Company’s significant revenue streams and obtained the related customer agreements and performed the following procedures:

◌	Obtained and read source documents for each selection, including master agreements, customer purchase orders, and other documents that were part of the agreement.

◌	Tested management’s identification and treatment of the key contract terms.

◌	Assessed the terms in the customer agreement and evaluated the appropriateness of management’s application of the Company’s accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.

Acquisition of ExtenData Solutions, LLC

Critical Audit Matter Description

On December 4, 2020, the Company closed its acquisition of ExtenData Solutions, LLC (“ExtenData”) for net consideration of $5.2 million, including an earn-out obligation as disclosed in Note 3 to the consolidated financial statements. The transaction is accounted for as a business combination and the Company allocated $3.1 million of the acquisition purchase price to definite-lived intangible assets.

Auditing management’s (i) determination of the acquisition purchase price, and (ii) allocation of the purchase price to the estimated fair value of the net assets acquired from ExtenData involved especially subjective and complex judgements due to the significant estimation required in determining the fair value of the contractual contingent earn-out consideration and the fair value of definite-lived intangible assets. The significant estimations related to the earn-out consideration involve projections of future period revenues and gross profit. The significant estimations related to the definite-lived intangible assets involve projections of future cash flows, discount rates, customer attrition rates, economic lives, and other factors.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to testing management’s estimate of fair value of the contingent earn-out consideration included assessing the reasonableness of management’s projections of ExtenData’s future revenues and gross profits by comparing such data to historical performance and considering known and expected future trends. We also considered estimates resulting from an independent third-party valuation report.

Our principal audit procedures related to testing management’s estimate of the fair values of definite-lived intangible assets acquired from ExtenData included evaluating the valuation methodology employed by the Company and testing the completeness and accuracy of key data supporting significant assumptions in the valuation model. For example, we compared the forecasted customer attrition rates to historical sales turnover data, and we tested the reasonableness of management’s projected sales and gross margins data by analyzing them against historical performance.

/s/ Haskell & White LLP
HASKELL & WHITE LLP

We have served as the Company’s auditor since 2016.

Irvine, California

April 6, 2021

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DecisionPoint Systems, Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash	$2,005	$2,620
Accounts receivable, net	16,438	8,710
Inventory, net	884	3,825
Deferred costs	1,744	2,201
Prepaid expenses and other current assets	67	268
Total current assets	21,138	17,624
Operating lease assets	583	516
Property and equipment, net	751	239
Deferred costs, net of current portion	2,097	1,258
Deferred tax assets	1,973	2,659
Intangible assets, net	4,663	2,394
Goodwill	8,128	6,990
Other assets	22	19
Total assets	$39,355	$31,699
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,852	$10,589
Accrued expenses and other current liabilities	2,807	2,222
Deferred revenue	4,617	3,630
Line of credit	1,206	3,177
Current portion of debt	—	144
Due to related parties	34	124
Current portion of operating lease liabilities	261	140
Total current liabilities	21,777	20,026
Deferred revenue, net of current portion	3,140	1,979
Long-term debt	1,361	390
Noncurrent portion of operating lease liabilities	340	388
Other	873	—
Total liabilities	27,491	22,783
Commitments and contingencies (Note 13)
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value; 50,000 shares authorized; 13,576 and 13,576 shares issued and outstanding, respectively	14	14
Additional paid-in capital	38,229	38,142
Accumulated deficit	(26,379)	(29,240)
Total stockholders’ equity	11,864	8,916
Total liabilities and stockholders’ equity	$39,355	$31,699

See Accompanying Notes to the Consolidated Financial Statements.

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DecisionPoint Systems, Inc.

Consolidated Statements of Income and Comprehensive Income

(in thousands, except per share data)

	Year Ended December 31,
	2020	2019
Net sales:
Product	$50,673	$31,990
Service	12,687	11,899
Net sales	63,360	43,889
Cost of sales:
Product	40,129	25,866
Service	8,413	7,267
Cost of sales	48,542	33,133
Gross profit	14,818	10,756
Operating expenses:
Sales and marketing expense	5,587	4,907
General and administrative expenses	5,203	3,999
Total operating expenses	10,790	8,906
Operating income	4,028	1,850
Interest expense	319	649
Other income	213	-
Income before income taxes	3,922	1,201
Income tax expense	1,061	310
Net income and comprehensive income attributable to common shareholders	$2,861	$891
Earnings per share attributable to shareholders:
Basic	$0.21	$0.07
Diluted	$0.18	$0.06
Weighted average common shares outstanding
Basic	13,576	13,415
Diluted	15,622	15,341

See Accompanying Notes to the Consolidated Financial Statements.

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DecisionPoint Systems, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands, except per share data)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2018	12,875	$13	$37,817	$(30,131)	$7,669
Net income	—	—	—	891	891
Common stock issued to officer	700	1	—	—	1
Share-based compensation expense	—	—	324	—	324
Exercise of stock options	1	—	1	—	1
Balance at December 31, 2019	13,576	14	38,142	(29,240)	8,916
Net income	—	—	—	2,861	2,861
Share-based compensation expense	—	—	87	—	87
Balance at December 31, 2020	13,576	$14	$38,229	$(26,379)	$11,864

See Accompanying Notes to the Consolidated Financial Statements.

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DecisionPoint Systems, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities
Net income	$2,861	$891
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	891	809
Amortization of deferred financing costs and note discount	157	304
Share-based compensation expense	87	324
Acquisition earn-out adjustment	-	(110)
Deferred income taxes, net	686	265
Provision for doubtful accounts	25	5
Changes in operating assets and liabilities:
Accounts receivable	(5,853)	(503)
Inventory, net	2,945	(3,469)
Deferred costs	(382)	(746)
Prepaid expenses and other current assets	254	(148)
Other assets, net	(8)	21
Accounts payable	585	4,047
Accrued expenses and other current liabilities	294	275
Due to related parties	(90)	16
Operating lease liabilities	6	(163)
Deferred revenue	1,738	717
Net cash provided by operating activities	4,196	2,535
Cash flows from investing activities
Purchases of property and equipment	(93)	(175)
Cash paid for acquisitions, net of cash acquired	(3,409)	(500)
Net cash used in investing activities	(3,502)	(675)
Cash flows from financing activities
Repayment of term debt	(646)	(1,636)
Line of credit, net	(1,971)	(19)
Proceeds from issuance of term debt	1,361	—
Debt issuance costs	(53)	(36)
Proceeds from exercise of stock options	—	1
Net cash used in financing activities	(1,309)	(1,690)
Change in cash	(615)	170
Cash, beginning of year	2,620	2,450
Cash, end of year	$2,005	$2,620
Supplemental disclosures of cash flow information
Cash paid for interest	$176	$412
Cash paid for income taxes	64	113
Supplemental disclosure of non-cash activities
Earn-out related to acquisition of ExtenData	$750	$—
Leased assets obtained in exchange for new operating lease liabilities	207	527

See Accompanying Notes to the Consolidated Financial Statements.

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DecisionPoint Systems, Inc.

Notes to the Consolidated Financial Statements

Note 1: Description of Business

DecisionPoint Systems, Inc., which we sometimes refer to as the “Company”, we or us, is an enterprise mobility systems integrator that sells, installs, deploys and repairs mobile computing and wireless systems that are used both within a company’s facilities and in the field. These systems generally include mobile computers, mobile application software, and related data capture equipment including bar code scanners and radio frequency identification (“RFID”) readers. We also provide professional services, consulting, staging, kitting, deployment, maintenance, proprietary and third-party software and software customization as an integral part of our customized solutions for our customers. The suite of products utilizes the latest technologies to make complex mobile technologies easy to use, understand and keep running within all vertical markets such as; merchandising, sales and delivery; field service; logistics and transportation and warehouse management.

In June 2018, we acquired 100% of the outstanding stock of Royce Digital Systems, Inc. (“RDS”), located in Irvine, California for consideration of $5.6 million. RDS provides innovative enterprise print and mobile technologies, deployment services and on-site maintenance.

In December 2020, we acquired 100% of all of the issued and outstanding membership interests of ExtenData Solutions, LLC (“ExtenData”) for $5.2 million, including contingent consideration. As a result of the acquisition, ExtenData became a wholly owned subsidiary of the Company. ExtenData is focused on enterprise mobility solutions and that provides software product development, mobile computing, identification and tracking solutions, and wireless tracking solutions.  See Note 3 for additional information.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of DecisionPoint Systems, Inc. and its subsidiaries have been prepared on an accrual basis of accounting in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of DecisionPoint Systems, Inc. and its wholly owned subsidiaries, DecisionPoint Systems International (“DPSI”), DecisionPoint Systems Group, Inc. (“DPS Group”), Royce Digital Systems, Inc. (“RDS”) and ExtenData. ExtenData was acquired on December 4, 2020 and as such, has been consolidated into our financial position and results of operations beginning December 5, 2020. All our identifiable assets are in the United States and all intercompany transactions have been eliminated in consolidation.

COVID-19

COVID-19 and the response to the virus have negatively impacted overall economic conditions. The potential future impacts of COVID-19, while uncertain, could materially adversely impact the Company's results of operations. The financial related impact and duration cannot be reasonably estimated at this time.

Operating Segments

Under the Financial Accounting Standards Board Accounting Standards Codification 280-10, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles, if the segments have similar characteristics, and if the segments are similar in each of the following areas: (i) the nature of products and services, (ii) the nature of the production processes, (iii) the type or class of customer for their products and services, and (iv) the methods used to distribute their products or provide their services. We believe each of the Company’s segments meet these criteria as they provide similar products and services to similar customers using similar methods of production and distribution. Because we believe each of the criteria set forth above has been met and each of the Company’s segments has similar characteristics, we aggregate results of operations in one reportable operating segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis.

Accounts Receivable

Accounts receivable are stated at net realizable value, and as such, earnings are charged with a provision for doubtful accounts based on our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine an allowance based on historical write-off experience and specific account information available. Accounts receivable are reflected in the accompanying consolidated balance sheets net of a valuation allowance of $92,000 and $37,000 as of December 31, 2020 and 2019 respectively. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for doubtful accounts and the related customer receivable.

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Inventory

Inventory consists solely of finished goods and is stated at the lower of cost or net realizable value. Cost is determined under the first-in, first-out (FIFO) method. We periodically review our inventory and make provisions as necessary for estimated obsolete and slow-moving goods. The creation of such provisions results in a reduction of inventory to net realizable value and a charge to cost of sales. Inventories are reflected in the accompanying consolidated balance sheets net of a valuation allowance of $41,000 and $33,000 as of December 31, 2020 and 2019, respectively.

Deferred Costs

Deferred costs consist primarily of customer-related third-party extended hardware and software maintenance services which we have paid for in advance. The costs are ratably amortized over the life of the contract, generally one to five years.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Leasehold improvements are recorded at cost and amortized over the shorter of the lease term or the life of the improvements. Cost incurred for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income or expense.

Operating Leases

We recognize a right-of-use asset and lease liability for all of our long-term leases at the commencement date. Lease liabilities are measured based on the present value of the minimum lease payments discounted at our incremental borrowing rate as of the date of commencement, which is determined based on information available at lease commencement and is equal to the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. Right-of-use assets are measured based on the lease liability adjusted for any initial direct costs, prepaid rent, or lease incentives. Operating lease costs are included within general and administrative expenses on the consolidated statements of income and comprehensive income.

Capitalized Software Development Costs

The capitalization of software development costs for external use begins when technological feasibility has been established and ends when the software is available for sale. Software development costs are amortized on a straight-line line basis over the remaining economic life, generally three years. Amortization of the capitalized software is classified within cost of sales for services in the consolidated statements of income and comprehensive income.

Intangible Assets and Long-lived Assets

We evaluate our intangible and long-lived assets for impairment when events or circumstances arise that indicate intangible and long-lived assets may be impaired. Indicators of impairment include, but are not limited to, a significant deterioration in overall economic conditions, a decline in the market capitalization, the loss of significant business, or other significant adverse changes in industry or market conditions. We completed the qualitative assessment for impairment and determined that there was no impairment during the years ended December 31, 2020 and 2019. There can be no assurance, however, that market conditions will not change or demand for our products will continue, which could result in an impairment of intangible and long-lived assets in the future.

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Intangible assets with finite useful lives are amortized over their respective estimated useful lives using an accelerated method to their estimated residual values, if any. Our intangible assets consist of customer lists, customer relationships and trade names. Refer to Notes 3 and 4 for further information on our intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but tested for impairment at least annually or whenever events or changes in circumstance indicate that carrying values may not be recoverable. We assess the impairment of goodwill annually at each year-end and when indicators of impairment are present.

We completed our annual assessment for goodwill impairment and determined that goodwill was not impaired as of December 31, 2020 and 2019. For the year ended December 31, 2020, we recognized additional goodwill of $1.1 million related to a business acquisition as further described in Note 3.

Factors that we consider important that could trigger an impairment assessment include, but not limited to, the following:

●	significant under-performance relative to historical and projected operating results;

●	significant changes in the manner of use of the acquired assets or business strategy; and

●	significant negative industry or general economic trends.

When performing the impairment review, we determine the carrying amount of a reporting unit by assigning assets and liabilities, including the existing goodwill, to each reporting unit. To evaluate whether goodwill is impaired, we compare the estimated fair value of each reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the amount of the impairment loss will be recognized as the difference of the estimated fair value and the carrying value of the reporting unit.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include determining enterprise fair value and the allocation of enterprise fair value to the Company’s operating segments, revenue and expense growth rates, capital expenditures and the depreciation and amortization related to capital expenditures, changes in working capital, discount rates, risk-adjusted discount rates, future economic and market conditions and the determination of appropriate comparable companies. Due to the inherent uncertainty involved in making these estimates, actual future results related to assumed variables could differ from these estimates.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides a hierarchy for inputs used in measuring fair value that prioritize the use of observable inputs over the use of unobservable inputs when such observable inputs are available. The three levels of inputs that may be used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets or liabilities.

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●	Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data.

●	Level 3 - Fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including assumptions and judgments made by us.

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses, and line of credit approximate fair value due to the short-term nature of these financial instruments. The carrying amount of our debt approximates its fair value as the credit markets have not materially changed since the original borrowing dates.

Business Combinations

We utilize the acquisition method of accounting for business combinations which allocates the purchase price of an acquisition to the various tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We primarily establish fair value using the income approach based upon a discounted cash flow model. The income approach requires the use of many assumptions and estimates including future revenues and expenses, as well as discount factors and income tax rates. Other estimates include:

●	Estimated step-ups or write-downs for fixed assets and inventory;

●	Estimated fair values of intangible assets; and

●	Estimated liabilities assumed from the target

While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business acquisition date, these estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally no more than one year from the business acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Revenue Recognition

We determine revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, a performance obligation is satisfied.

We combine contracts with the same customer into a single contract for accounting purposes when the contracts are entered into at or near the same time and the contracts are negotiated as a single commercial package, consideration in one contract depends on the other contract, or the services are considered a single performance obligation. If an arrangement involves multiple performance obligations, the items are analyzed to determine the separate units of accounting, whether the items have value on a standalone basis and whether there is objective and reliable evidence of their standalone selling price. The total contract transaction price is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The standalone selling price is based on an observable price for services sold to other comparable customers, when available, or an estimated selling price using a cost plus margin approach. We estimate the amount of total contract consideration we expect to receive for variable arrangements by determining the most likely amount we expect to earn from the arrangement based on the expected quantities of services we expect to provide, and the contractual pricing based on those quantities. We only include some or a portion of variable consideration in the transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is subsequently resolved. We consider the sensitivity of the estimate, our relationship and experience with our client and variable services being performed, the range of possible revenue amounts and the magnitude of the variable consideration to the overall arrangement.

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As discussed in more detail below, revenue is recognized when a customer obtains control of promised goods or services under the terms of a contract and is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. We do not have any material extended payment terms, as payment is due at or shortly after the time of the sale. Observable prices are used to determine the standalone selling price of separate performance obligations, or a cost plus margin approach is used when observable prices are not available. Sales, value-added and other taxes collected concurrently with revenue producing activities are excluded from revenue.

We recognize contract assets or unbilled receivables related to revenue recognized for services completed but not yet invoiced to our clients. Unbilled receivables are recorded when we have an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when we invoice clients, or receive customer cash payments, in advance of performing the related services under the terms of a contract. Remaining performance obligations represent the transaction price allocated to the performance obligations that are unsatisfied as of the end of each reporting period. Deferred revenue is recognized as revenue when we have satisfied the related performance obligation.

As of December 31, 2020, the total aggregate transaction price allocated to the unsatisfied performance obligations was approximately $7.8 million, of which approximately $4.6 million is expected to be recognized over the next 12 months.

Hardware, consumables, and software products - We recognize product revenue at the point in time when a client takes control of the hardware, consumables and/or software, which typically occurs when title and risk of loss have passed to the client. Our selling terms and conditions reflect that F.O.B ‘dock’ contractual terms establish that control is transferred from us at the point in time when the product is shipped to the customer.

Revenues from software license sales are recognized as a single performance obligation on a gross basis as we are acting as a principal in these transactions at the point the software license is delivered to the customer. Generally, software licenses are sold with accompanying third-party delivered software assurance, which allows customers to upgrade, at no additional cost, to the latest technology if new capabilities are introduced during the period that the software assurance is in effect. In most instances, we determined that the accompanying third-party delivered software assurance is critical or essential to the core functionality of the software license because we do not sell the software license and standard warranty on a standalone basis (which indicates that the customer cannot benefit from the software license and standard warranty on its own), the software license and the standard warranty are not separately identifiable, the software license assurance warranty are inputs of a combined item in the contract, the assurance warranty and software license are highly interdependent and interrelated because the core functionality of the license is dependent on the assurance warranty, and our promise to provide the assurance warranty that is necessary for the software license to continue to provide significant benefit to the customer. As a result, the software license and the accompanying third-party delivered software assurance are recognized as a single performance obligation. For certain of our agreements, the accompanying third-party delivered software assurance is recognized on a net basis when we are acting as an agent in these transactions. We consider several factors to determine whether we are acting as a principal or an agent, including whether we are the primary obligor to the customer, have established our own pricing and have inventory and credit risks.

Our internally developed software solution generates SaaS revenues from implementation, training and subscription fees. The initial term of the SaaS agreements is generally one year. The subscription fees are recognized over the subscription period. The implementation fees are necessary and integral for the customer to utilize the software. As such, the implementation fees are deferred and amortized over the subscription period.

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We also offer third-party SaaS subscriptions to our customers. The third-party subscriptions are recognized on a net basis as we are acting as an agent in these transactions, whereas our internally developed software solution offering is recognized on a gross basis.

We leverage drop-ship shipments with many of our partners and suppliers to deliver hardware and consumable products to our clients without having to physically hold the inventory at our warehouses, thereby increasing efficiency and reducing costs. We recognize revenue for drop-ship arrangements on a gross basis as the principal in the transaction when the product is received by the client because we control the product prior to transfer to the client. We also assume primary responsibility for the fulfillment in the arrangement, we assume inventory risk if the product is returned by the client, we set the price of the product charged to the client, we assume credit risk for nonpayment by our customer, and we work closely with clients to determine their hardware specifications.

Professional services - We provide professional services which include consulting, staging, deployment, installation, repair and customer specified software customization. The arrangement is based on either a time and material basis or a fixed fee. For our time and materials service contracts, we recognize revenues as those services are provided and consumed, as this is the best output measure of how the services are transferred to the customer. Fixed fee contracts are recognized in the period in which the services are performed or delivered using a proportional service model. Except for installation services that are recognized over the subscription period as previously described, all other professional services are recognized on a gross basis in the period in which the services are performed or delivered.

Maintenance services - We sell certain Original Equipment Manufacturer (“OEM”) hardware and software maintenance support arrangements to our clients. We also offer an internal maintenance agreement related to hardware. These contracts are support service agreements for the hardware and/or software products that were acquired from us and others. Although these are third-party support agreements for maintenance on the specific hardware and/or software products, our internal help desk and systems engineers assist customers by providing technical assistance on the source of or how to fix the problem. In addition, we also provide a turn back feature, deploying replacements as needed while we manage the return and reverse logistics of the product back to the OEM. Revenue related to service contracts is recognized ratably over the term of the agreement, generally over one to three years.

We act as the principal in the transaction as the primary obligor for fulfillment in the arrangement, we set the price of the service charged to the customer, and we assume credit risk for the amounts invoiced. In addition, we manage back-end warranties, service contracts and repairs for multiple products and suppliers. We leverage our knowledge base of mobility best practices by consolidating multiple supplier’s maintenance requirements under a single point in contact through us. Our internal support team assists our customers first by performing an initial technical triage to determine the source of the problem including, but not limited to, physical damage and software issues and whether they can be handled remotely by the client or returned for repair. Further, we receive the returned products, confirm that the equipment is operational or not, either repair or refurbish the equipment internally or return it to the manufacturer directly to repair. We then obtain the product turn back from the manufacturer and either send it back out to a specific customer location or place in a customer’s spare pool. As a result, we recognize the revenue on a gross basis.

We defer costs to acquire contracts, including commissions, incentives and payroll taxes if they are incremental and recoverable costs of obtaining a customer contract with a term exceeding one year. Deferred contract costs are amortized to sales and marketing expense over the contract term, generally over one to three years. We have elected to recognize the incremental costs of obtaining a contract with a term of less than one year as a selling expense when incurred. We include deferred contract acquisition costs in “Prepaid expenses and other current assets” in the consolidated balance sheets. As of December 31, 2020 and 2019, we deferred $136,417 and $109,309, respectively, of related contract acquisition costs. We recorded $27,108 and $35,752 in amortized deferred contract acquisition costs in 2020 and 2019, respectively.

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The following table summarizes net sales by revenue source (in thousands):

	Year Ended December 31,
	2020	2019
Hardware and software	$47,416	$27,184
Consumables	3,257	4,806
Professional services	12,687	11,899
	$63,360	$43,889

Concentration of Risk

Financial instruments that potentially subject us to a concentration of credit risk consist primarily of cash and accounts receivable. All our cash balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per depositor at each financial institution. As of December 31, 2020, we had $2,014,000 on deposit in excess of the insurance limits. We have not experienced any such losses in these accounts.

In 2020, Kaiser Permanente and Nordstrom accounted for approximately 20%, or $12.9 million, and 31%, or $19.6 million, of our net sales, respectively. No other single customer in 2020 accounted for more than 10% of net sales.

Accounts receivable from these customers at December 31, 2020 accounted for 48% of total accounts receivable.

For the year ended December 31, 2020, we had purchases from two suppliers that collectively represented 65% of total purchases and 82% of accounts payable at December 31, 2020. Loss of a significant vendor could have a material adverse effect on our operations.

In 2019, Kaiser Permanente and Pitney Bowes accounted for approximately 24%, or $10.8 million, and 11%, or $4.7 million, of our net sales, respectively. No other single customer in 2019 accounted for more than 10% of net sales.

Accounts receivable from these customers at December 31, 2019 accounted for 58% of total accounts receivable.

For the year ended December 31, 2019, we had purchases from two suppliers that collectively represented 73% of total purchases and 85% of accounts payable at December 31, 2019.

Share-Based Compensation

We account for share-based compensation in accordance with the provisions of ASC Topic 718 “Compensation – Stock Compensation”. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period. Given that stock-based compensation expense recognized in the accompanying consolidated statements of income and comprehensive income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. We account for forfeitures as they occur, rather than estimate expected forfeitures.

Compensation cost for stock awards, which include restricted stock units (“RSUs”), is measured at the fair value on the grant date and recognized as expense, net of estimated forfeitures, over the related service period. The fair value of stock awards is based on the estimated fair value of our common stock on the grant date.

The estimated fair value of common stock option awards is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires subjective assumptions regarding future stock price volatility and expected time to exercise, along with assumptions about the risk-free interest rate and expected dividends, all of which affect the estimated fair values of our common stock option awards. Given a lack of historical stock option exercises, the expected term of options granted is calculated as the average of the weighted vesting period and the contractual expiration date of the option. This calculation is based on a method permitted by the Securities and Exchange Commission in instances where the vesting and exercise terms of options granted meet certain conditions and where limited historical exercise data is available. The expected volatility is based on the historical volatility of the common stock of comparable public companies that operate in similar industries as us.

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The risk-free rate selected to value any particular grant is based on the U.S. Treasury rate that corresponds to the expected term of the grant effective as of the date of the grant. The expected dividend assumption is based on our history and management’s expectation regarding dividend payouts.

Compensation expense for common stock option awards with graded vesting schedules is recognized on a straight-line basis over the requisite service period for the last separately vesting portion of the award, provided that the accumulated cost recognized as of any date at least equals the value of the vested portion of the award.

If there are any modifications or cancellations of the underlying vested or unvested stock-based awards, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense, or record additional expense for vested stock-based awards. Future stock-based compensation expense and unearned stock- based compensation may increase to the extent that we grant additional common stock options or other stock-based awards.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Under ASC Topic 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC Topic 740 provides requirements for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Our policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

At December 31, 2020 and 2019, we had no unrecognized tax benefits that, if recognized, would affect our effective income tax rate over the next 12 months. As of December 31, 2020 and 2019, we had no accrued interest or penalties.

Accounting Standards Adopted

We adopted ASU 2018-13, Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The adoption of this guidance did not have an impact on our consolidated financial statements.

We adopted ASU No. 2018-15, Intangibles–Goodwill and Other–Internal-Use Software that requires implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customer in a software licensing arrangement under the internal-use software guidance in ASC Topic 350, Intangibles–Goodwill and Other. This ASU requires a customer to disclose the nature of its hosting arrangements that are service contracts and provide disclosures as if the deferred implementation costs were a separate, major depreciable asset class. The adoption of this guidance did not have a material impact on our consolidated financial statements.

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Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU will require the measurement of all expected credit losses for financial assets, including trade receivables, held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The guidance was initially effective for us in the first quarter of 2020. In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which, among other things, defers the effective date of ASU 2016-13 for public filers that are considered smaller reporting companies, as defined by the SEC, to fiscal years beginning after December 15, 2022, including interim periods within those years. Early adoption is permitted. Although management continues to analyze the provisions of this ASU, currently, we believe the adoption of this ASU will not significantly impact the Company’s consolidated results of operations and financial position.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for us beginning in the first quarter of 2022. We do not expect this guidance to have a material impact on our consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. This ASU amends a variety of Topics, including presentation and disclosures of financial statements, interim reporting, accounting changes and error corrections. This ASU will be effective for us in the first quarter of 2021, with early adoption permitted. We do not expect this guidance to have a material impact on our consolidated financial statements.

There are no other accounting standards that have been issued but not yet adopted that we believe could have a material impact on our consolidated financial statements.

Note 3: Acquisitions

ExtenData Solutions, LLC

On December 4, 2020, the Company entered into a Membership Unit Purchase Agreement (the “Purchase Agreement”) and concurrently therewith closed upon the acquisition of all of the issued and outstanding membership interests of ExtenData for $5,169,787. The consideration we paid is comprised of cash of $4,419,787, of which $4,250,000 was paid as of December 31, 2020, and an estimated earn-out obligation valued at $750,000, subject to the financial performance of ExtenData during each of the two years following the closing of the acquisition. The earn-out obligation is recorded in other liabilities in the consolidated balance sheet as of December 31, 2020. As a result of the acquisition, ExtenData became a wholly owned subsidiary of the Company. ExtenData is focused on enterprise mobility solutions and provides software product development, mobile computing, identification and tracking solutions, and wireless tracking solutions.

The acquisition was accounted for using the acquisition method pursuant to ASC Topic 805, Business Combinations. Accordingly, goodwill has been measured as the excess of the total consideration over the amounts assigned to the identifiable assets acquired and liabilities assumed. The operating results for ExtenData have been consolidated into our results of operations beginning December 5, 2020.

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The allocation of the total consideration to the estimated fair value of acquired net assets as of the acquisition date for ExtenData is as follows (in thousands):

Cash	$841
Accounts receivable	1,900
Inventory	4
Prepaids and other current assets	40
Fixed assets	519
Customer lists and relationships	2,420
Trade name	510
Developed technology	70
Backlog	60
Accounts payable	(1,678)
Accrued expenses	(244)
Deferred revenue	(410)
Total fair value excluding goodwill	4,032
Goodwill	1,138
Total consideration	$5,170

The estimated useful lives of intangible assets recorded related to the ExtenData acquisition are as follows (in thousands):

Expected Life
Customer lists and relationships	12 years
Trade name	3 years
Developed technology	3 years
Backlog	3 months

Royce Digital Systems

In connection with the acquisition of Royce Digital Systems, Inc. (“RDS”) in June 2018, we estimated an earnout obligation of $500,000 for the second 12-month period post acquisition. Since the closing of the acquisition, certain disputes have arisen regarding third-party claims seeking damages potentially to be incurred by us. On September 16, 2020, in settlement of the dispute, the Company and the seller agreed to the original earnout obligation of $500,000 and that only $298,000 of the earnout shall be paid by the Company in settlement of the disputes. As a result, we recorded $202,000 in Other Income in the Consolidated Statements of Income and Comprehensive Income during the year ended December 31, 2020.

Note 4: Intangible Assets

Definitive lived intangible assets are as follows (in thousands):

	December 31, 2020			December 31, 2019
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists and relationships	$5,690	$(1,663)	$4,027	$3,270	$(1,104)	$2,166
Trade names	1,000	(434)	566	490	(262)	228
Developed technology	70	(3)	67	-	-	-
Backlog	60	(57)	3	-	-	-
	$6,820	$(2,157)	$4,663	$3,760	$(1,366)	$2,394

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The range of useful lives and the weighted-average remaining useful life of amortizable intangible assets at December 31, 2020 is as follows:

	Expected Life	Weighted Average Remaining Useful Life
Customer lists and relationships	7-12 years	9.8 years
Trade name	3 years	2.6 years
Developed technology	3 years	2.9 years
Backlog	3 months	0.2 years

The amortization expense of the definite lived intangible assets for the years remaining is as follows:

Estimated Amortization
(in thousands)
Year ending December 31,
2021	$1,098
2022	1,089
2023	895
2024	531
2025	360
Thereafter	690
Total	$4,663

Amortization expense recognized during the years ended December 31, 2020 and 2019 was $0.8 million and $0.7 million, respectively. Amortization expense is calculated on an accelerated basis.

Note 5: Net Income Per Share

Basic net income per common share is computed by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted net income per share is calculated similarly to basic per share amounts, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

For periods presented in which there is a net loss, potentially dilutive securities are excluded from the computation of fully diluted net loss per share as their effect is anti-dilutive. Below is a reconciliation of the fully dilutive securities effect for the years ended December 31, 2020 and 2019 (in thousands, except per share data):

	2020	2019
Net income attributable to common stockholders	$2,861	$891

Weighted average basic shares outstanding	13,576	13,415
Dilutive effect of stock options and restricted stock	2,046	1,926
Weighted average shares for diluted earnings per share	15,622	15,341

Basic income per share	$0.21	$0.07
Diluted income per share	$0.18	$0.06

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Note 6: Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):

	2020	2019
Computer equipment	$484	$366
Software	481	-
Furniture and fixtures	112	131
Leasehold improvements	105	98
Equipment	23	-
Property and equipment, gross	1,207	595
Accumulated depreciation	(456)	(356)
Property and equipment, net	$751	$239

Depreciation and amortization expense related to property and equipment for each of the years ended December 31, 2020 and 2019 was $0.1 million.

Note 7: Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31 (in thousands):

	2020	2019
Salaries and benefits	$1,687	$1,002
Accrued earn out obligation related to acquisition	-	500
Sales tax payable	519	269
Professional fees	294	149
Vendor purchases	72	140
Customer deposits	54	137
Other	181	25
Total accrued expenses and other current liabilities	$2,807	$2,222

Note 8: Line of Credit

In August and September 2020, we amended and restated the credit agreement with Pacific Western Business Finance (“PWBF”), formerly known as CapitalSource Business Financial Group, to increase the line of credit from $7.25 million to $10 million, extend the maturity date to September 2023 and remove the “Fixed Charge Ratio” financial covenant.

The line of credit bears interest at the prime rate plus 1.25% (4.50% and 6.00% at December 31, 2020 and December 31, 2019, respectively) and is secured by substantially all of our U.S. assets.

As of December 31, 2020, additional availability under the line of credit was $8.8 million, which is determined from a borrowing base calculation on our existing accounts receivable balance. As of December 31, 2020, we had $1.2 million outstanding under the line of credit, and as of December 31, 2019, we had $3.2 million outstanding under the line of credit.

Prior to the amendment in August 2020, we were required to maintain a financial covenant in accordance with the credit agreement. The financial covenant required a Fixed Charge Ratio of not less than 1.2 to 1.0 as of each month-end, determined on a trailing 12-month basis, with “Fixed Charge Ratio” defined as (a) EBITDA (net income before interest expense, taxes, depreciation and amortization) less cash paid for income taxes, owner distributions, earnout payments and all unfinanced capital expenditures, divided by (b) the aggregate of principal and interest payments, and all other fees, costs and expenses paid or payable to PWBF related to the promissory note. We were in compliance with the financial covenant through the amendment date.

For the years ended December 31, 2020 and 2019, our interest expense on the revolving credit facility, including fees paid to secure lines of credit, totaled approximately $40,000 and $215,000 respectively.

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Note 9: Term Debt

The following table sets forth our outstanding term debt as of December 31 (in thousands):

	Maturity Date	2020	2019
Subordinated promissory notes	April 30, 2021	$—	$500
PWBF promissory note	August 25, 2020	—	144
PWBF PPP loan (1)	May 4, 2022	471	—
PWBF PPP loan (1)	April 20, 2022	740	—
EIDL promissory note	August 27, 2051	150	—
Unamortized discount		—	(110)
Less: Current portion of debt		—	(144)
Total long-term debt		$1,361	$390

(1)	These loans were forgiven in the first quarter of 2021 as further discussed below.

Subordinated Promissory Notes

In October 2018, we completed a private placement of subordinated promissory notes in the aggregate principal amount of $1,500,000. These promissory notes carried an interest rate of 12% per annum, are not collateralized, and require quarterly interest payments with a maturity date of April 30, 2021. In connection with these notes, we issued warrants to the placement agent to purchase 52,500 shares of our common stock at an exercise price of $0.70 per share. The fair value of the warrants was $18,000 (See Note 11). In addition, we issued 525,000 shares of our common stock to note holders. The estimated fair value of these shares was $262,500 and such amount has been presented as a debt discount and is being amortized to interest expense through the maturity date of the promissory notes.

In November 2020, the subordinated promissory notes were paid in full. For the years ended December 31, 2020 and December 31, 2019, our interest expense on these notes, including amortization of deferred financing costs, was approximately $279,000 and $240,000, respectively.

PWBF Promissory Notes

In June 2018, we entered into a promissory note with PWBF with a principal amount of $750,000. This promissory note carried an annual interest rate of prime rate plus 1.25% (4.50% at July 31, 2020 and 6.00% at December 31, 2019, respectively) with a maturity date of August 25, 2020. Principal payments were due and payable in 26 consecutive payments each in the amount of $20,834 beginning June 25, 2018. In July 2020, the promissory note was paid in full.

PWBF PPP Loans

On April 20, 2020 and May 4, 2020, we received $740,000 and $471,000, respectively, in proceeds from loans from PWBF, which were granted pursuant to the Paycheck Protection Program of the Coronavirus Aid Relief and Economic Security Act (collectively, the “PPP Loans”). Under the terms of the PPP Loans, interest accrues on the outstanding principal at the rate of 1.0% per annum with a deferral of payments for nine months and with a term of two years. Principal payments are due and payable in 18 consecutive payments beginning on November 1, 2020 in the amount of $41,437 for the PPP Loan received on April 20, 2020 and $26,374 beginning on December 1, 2020 for the PPP Loan received on May 4, 2020. The PPP Loans may be prepaid in part or in full, at any time, without penalty. The CARES Act provides for forgiveness of up to the full amount borrowed, subject to certain conditions, and based on the use of proceeds for qualifying expenses including payroll, benefits, rent and utilities. We used the entire PPP loan proceeds for qualifying expenses. In December 2020, we applied for loan forgiveness, including principal and accrued interest as permitted by the CARES Act. Principal and interest payments due under the PPP Loans are deferred until the review and approval of any forgiveness is made by the Small Business Administration (“SBA”). We account for the PPP Loans under the ASC 740 debt model.

In February and March 2021, we received SBA notices of forgiveness of the PPP Loans in whole, including all accrued interest to date. As a result, we expect to record a gain on extinguishment of debt of $1.2 million in the first quarter of 2021.

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EIDL Promissory Note

On August 27, 2020, we received $150,000 in connection with a promissory note from the SBA under the Economic Injury Disaster Loan (“EIDL”) program pursuant to the CARES Act. Under the terms of the EIDL promissory note, interest accrues on the outstanding principal at an interest rate of 3.75% per annum and with a term of 30 years with equal monthly payments of principal and interest of $731 beginning on August 27, 2021.

The following table sets forth future principal payments for outstanding debt, exclusive of the payments for the PPP Loans which were forgiven in February and March 2021 (in thousands):

2021	$—
2022	—
2023	2
2024	3
2025	3
Thereafter	142
Total minimum payments	150

Interest expense

Discounts and costs directly related to the issuance of debt are presented against the related debt instrument and amortized over the life of the debt using the effective interest rate method as interest expense.

For the years ended December 31, 2020 and 2019, interest expense on term debt, including amortization of deferred financing costs, was approximately $319,000 and $649,000, respectively.

Note 10: Income Taxes

The provision for income taxes for the years ended December 31, 2020 and 2019 is as follows (in thousands):

	2020	2019
Current:
Federal	$(13)	$—
State	387	45
	374	45
Deferred:
Federal	1,173	230
State	102	35
	1,275	265
Valuation allowance	(588)	—
Total income tax expense	$1,061	$310

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Our deferred tax assets and liabilities are as follows (in thousands):

	2020	2019
Allowance for doubtful accounts	$23	$10
Inventory reserve and uniform capitalization	18	49
Accrued expenses and other liabilities	36	625
Deferred revenue	(140)	(539)
Other assets	198	117
Property and equipment	(128)	(19)
Intangibles	121	99
Goodwill	(50)	(36)
Net operating loss carryforwards	1,895	2,941
Total deferred tax assets	1,973	3,247
Valuation allowance	—	(588)
Net deferred tax assets after valuation allowance	$1,973	$2,659

A reconciliation of the United States statutory income tax rate to the effective income tax rate for the years ended December 31, 2020 and 2019 is as follows (in thousands):

	2020	2019
Federal taxes at statutory rate	$824	$252
State and local income taxes	482	76
Permanent differences	343	—
Valuation allowance	(588)	(33)
Change in statutory rate	—	15
Provision for income taxes	$1,061	$310
Effective tax rate	27.1%	25.9%

Our deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

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We have net operating loss carryforwards available in certain jurisdictions to reduce future taxable income. Future tax benefits for net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. This determination is based on the expectation that related operations will be sufficiently profitable or various tax business and other planning strategies will enable us to utilize the net operating loss carryforwards. Our evaluation of the realizability of deferred tax assets considers both positive and negative evidence. The weight given to potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. As of December 31, 2019, we recorded a valuation allowance related to the U.S. federal and state temporary items of approximately $0.6 million as it was determined it is more likely than not that we will be able to fully use the assets to reduce future tax liabilities. As of December 31, 2020, we did not record a valuation allowance related to the U.S. federal and state temporary items.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code under section 382. The annual limitation may result in the expiration of net operating loss carryforwards before utilization. As of December 31, 2020, we had federal and state net operating loss carryforwards of approximately $7.4 million and $6.3 million, respectively. As of December 31, 2020 and 2019, we had federal and state net operating loss carryforwards of approximately $12.2 million and $7.4 million, respectively. These loss carryforwards will expire in varying amounts beginning 2025 through 2037.

We continue to remain subject to examination by U.S. federal authority for the years 2017 through 2019 and for various state authorities for the years 2016 through 2019, with few exceptions.

On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act permits net operating loss carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows net operating losses incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The CARES Act has also made significant changes to depreciation rules and interest deduction limitation rules, among other provision. We have evaluated the provisions of the CARES Act and we do not expect that the net operating loss carryback provision or any other tax related provisions of the CARES Act would result in a material benefit to us.

Note 11: Stockholders’ Equity

We are authorized to issue two classes of stock designated as common stock and preferred stock. As of December 31, 2020, we are authorized to issue 60,000,000 total shares of stock. Of this amount, 50,000,000 shares are common stock, each having a par value of $0.001 and 10,000,000 shares are preferred stock, each having a par value of $0.001.

Preferred Stock

At December 31, 2020 and 2019, there were no shares of preferred stock outstanding.

Common Stock

At December 31, 2020 and 2019, there were 13,576,223 shares of common stock outstanding.

In January 2019, we issued 1,250 shares of common stock for proceeds of $1,175 in cash related to the exercise of stock options.

In March 2019, we granted a stock award of 700,000 shares of our common stock to a certain officer. The incremental fair value of the unrestricted stock award was $249,000 and was recorded as part of selling, general and administrative expense on the consolidated statement of income and comprehensive income. We determined the fair value based upon the excess of the fair value of the stock award over the fair value of the cancelled award immediately prior to the grant date of the new award. The unrestricted stock award vested on the grant date.

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Warrants

The following table summarizes information about our outstanding common stock warrants as of December 31, 2020:

	Date		Strike	Total Warrants Outstanding and	Total Exercise Price	Weighted Average Exercise
	Issued	Expiration	Price	Exercisable	(in thousands)	Price
Common Stock Investor Warrants	Sep-16	Sep-21	$1.03	461,447	$475
Placement Agent Warrants - Common Stock	Jun-18	Jun-23	0.50	633,600	317
Placement Agent Warrants - Common Stock	Oct-18	Oct-23	0.70	52,500	37
				1,147,547	$829	$0.72

There were no warrants issued, exercised, forfeited, or expired in 2019 and 2020.

Note 12: Share-Based Compensation

Under our amended 2014 Equity Incentive Plan (the “2014 Plan”), 2,200,000 shares of our common stock are reserved for issuance under the plan.

Under the 2014 Plan, common stock incentives may be granted to our officers, employees, directors, consultants, and advisors (and prospective directors, officers, managers, employees, consultants and advisors) and our affiliates can acquire and maintain an equity interest in us, or be paid incentive compensation, which may (but need not) be measured by reference to the value of the our common stock.

The 2014 Plan permits us to provide equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock and other stock bonus awards and performance compensation awards.

The 2014 Plan is administered by the Board of Directors, or a committee appointed by the Board of Directors, which determines recipients and the number of shares subject to the awards, the exercise price and the vesting schedule. The term of stock options granted under the 2014 Plan cannot exceed ten years. Options shall not have an exercise price less than 100% of the fair market value of our common stock on the grant date, and generally vest over a period of five years. If the individual possesses more than 10% of the combined voting power of all classes of our stock, the exercise price shall not be less than 110% of the fair market of a share of common stock on the date of grant.

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The following table summarizes stock option activity for the year ended December 31, 2020 and December 31, 2019:

	Stock Options	Grant Date Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	($ in thousands)
Outstanding at January 1, 2019	1,013,826	$0.68
Granted	65,000	0.79
Exercised	(1,250)	0.94
Forfeited	(300,863)	0.96
Outstanding at December 31, 2019	776,713	0.68
Granted	140,000	0.79
Forfeited	(18,750)	0.94
Outstanding at December 31, 2020	897,963	$0.98	1.9	$2,129
Exercisable at December 31, 2020	761,170	$1.01	1.6	$1,791

The total proceeds received from the exercise of stock options in 2019 was $1,175. There were no stock options exercised in 2020.

Share-based compensation cost is measured at the grant date based on the fair value of the award. The fair values of stock options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2020	2019
Weighted average grant-date fair value per option granted	$0.79	$0.79
Expected option term	3.3 years	3.3 years
Expected volatility factor	90.5%	98.1%
Risk-free interest rate	1.5%	1.6%
Expected annual dividend yield	—	—%

We estimate expected volatility using historical volatility of common stock of our peer group over a period equal to the expected life of the options. The expected term of the awards represents the period of time that the awards are expected to be outstanding. We considered expectations for the future to estimate employee exercise and post-vest termination behavior. We do not intend to pay common stock dividends in the foreseeable future, and therefore have assumed a dividend yield of zero. The risk-free interest rate is the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term of the awards.

As of December 31, 2020, there was $66,109 of total unrecognized share-based compensation related to unvested stock options. These costs have a weighted average remaining recognition period of 1.7 years.

Note 13: Commitments and Contingencies

Operating Leases

As of December 31, 2020, we have two operating leases for office and warehouse space and no financing leases.

We have an operating lease for office and warehouse space in Irvine, California with monthly payments of $13,945, a lease expiration of June 2023 and an incremental borrowing rate of 4.75%. This lease represents $0.4 million of the estimated future payments under operating leases shown in the table below.

We have an operating lease for office space in Centennial, Colorado with monthly payments of $9,390, a lease expiration of October 2022 and an incremental borrowing rate of 4.75%. This lease represents $0.2 million of the estimated future payments under operating leases shown in the table below.

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The maturity of operating lease liabilities as of December 31, 2020 are as follows (in thousands):

2021	$284
2022	267
2023	84
Total minimum lease payments	635
Less: Interest	(34)
Present value of operating lease liabilities	$601

During the year ended December 31, 2020, cash paid for amounts included in the measurement of operating lease liabilities was $0.2 million.

Employee Benefit Plan

We have a 401(k)-retirement plan. Under the terms of the plan, eligible employees may defer up to 25% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limit. Additionally, the plan allows for discretionary matching contributions by us. In 2020 and 2019, the matching contributions were 100% of the employee’s contribution up to a maximum of 4% of the employee’s eligible compensation. During the years ended December 31, 2020 and 2019, we contributed $152,000 and $108,000, respectively, to the 401(k) plan.

Contingencies

From time to time, we are subject to litigation incidental to the conduct of our business. When applicable, we record accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. While the outcome of lawsuits and other proceedings against us cannot be predicted with certainty, in our opinion, individually or in the aggregate, no such lawsuits are expected to have a material effect on our consolidated financial position or results of operations.

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EXHIBIT INDEX

23.1*	Consent of Haskell & White LLP

31.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Section 1350 Certifications

* Filed herewith

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SIGNATURES

Under the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report was signed on behalf of the Registrant by the authorized person named below.

DECISIONPOINT SYSTEMS, INC.

Dated: April 6, 2021	By:	/s/ Steve Smith
		Name:	Steve Smith
		Title:	Chief Executive Officer (Principal Executive Officer) and Director

Dated: April 6, 2021	By:	/s/ Melinda Wohl
		Name:	Melinda Wohl
		Title:	Vice President Finance and Administration (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steve Smith	Chief Executive Officer (Principal Executive Officer) and Director	April 6, 2021
Steve Smith

/s/ Stanley P. Jaworski		April 6, 2021
Stanley P. Jaworski	Director

/s/ Richard Bravman		April 6, 2021
Richard Bravman	Director

/s/ Michael N. Taglich		April 6, 2021
Michael N. Taglich	Director

/s/ John Guttilla		April 6, 2021
John Guttilla	Director

/s/ Robert Schroeder		April 6, 2021
Robert Schroeder	Director

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